EXHIBIT 99.1

MAG Silver Closes C$23 Million Common Share Flow-Through Private Placement

VANCOUVER, British columbia, Feb. 16, 2023 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or the “Company”) announced today that it has completed its previously announced bought deal private placement and has issued 969,450 common shares on a “flow-through basis” (as defined in the Income Tax Act (Canada)) (the “Flow-Through Shares”), including 126,450 Flow-Through Shares issued upon the full exercise of a 15% over-allotment option, at a price of C$23.75 per Flow-Through Share for aggregate gross proceeds of C$23,024,437.50 (the “Flow-Through Private Placement”).

The total gross proceeds from the Flow-Through Private Placement will be used to incur expenses that are eligible “Canadian exploration expenses” that will qualify as “flow-through mining expenditures”, as such terms are defined in the Income Tax Act (Canada) (the “Qualifying Expenditures”), related to the Company’s Larder Project located in Ontario, Canada. The Company will have until December 31, 2024 to incur and renounce the Qualifying Expenditures using the proceeds of the Flow-Through Private Placement.

The Flow-Through Private Placement was led by BMO Capital Markets and Raymond James Ltd. (the “Lead Underwriters”), together with a syndicate of underwriters consisting of Canaccord Genuity Corp., H.C. Wainwright & Co., LLC, National Bank Financial Inc., Roth Canada Inc., TD Securities Inc. and Scotia Capital Inc. (together with the Lead Underwriters, the “Underwriters”). In connection with the Flow-Through Private Placement, the Underwriters received a commission equal to 5.0% of the gross proceeds of the Flow-Through Private Placement.

The Flow-Through Shares will be subject to a hold period expiring four months and one day from the date of issuance in accordance with applicable Canadian securities laws. The Flow-Through Shares have not been, and will not be, registered under the U.S. Securities Act and are not permitted to be offered or sold within the United States absent such registration or an applicable exemption from the registration requirements therein.

About MAG Silver Corp. (www.magsilver.com)

MAG Silver Corp. is a growth-oriented Canadian development and exploration company focused on becoming a top-tier primary silver mining company by exploring and advancing high-grade, district scale, precious metals projects in the Americas. Its principal focus and asset is the Juanicipio Project (44%), being developed with Fresnillo Plc (56%), the operator. The project is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where the operator is currently advancing underground mine development and commissioning a 4,000 tonnes per day processing plant. Underground mine production of mineralized development material commenced in Q3 2020, and an expanded exploration program is in place targeting multiple highly prospective targets at Juanicipio. MAG is also executing multi-phase exploration programs at the Deer Trail 100% earn-in Project in Utah and the recently acquired Larder Project, located in the historically prolific Abitibi region of Canada.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain statements that may be deemed to be “forward-looking information” within the meanings of applicable Canadian securities legislation or “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward-looking statements, including statements regarding the expected use of proceeds and the Company’s ability to incur and renounce the Qualifying Expenditures on the required timeline specified herein, if at all. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, impacts (both direct and indirect) of COVID-19, timing of receipt of required permits, changes in applicable laws, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the MAG’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass, and investors should not place undue reliance upon forward-looking statements.

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, VP Investor Relations and Communications

Phone: (604) 630-1399
Toll Free: (866) 630-1399
Website: www.magsilver.com
Email: info@magsilver.com